

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Mostafa Ronaghi
Chief Executive Officer
Dynamics Special Purpose Corp.
2875 El Camino Real
Redwood City, CA 94061

> **Re: Dynamics Special Purpose Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001854270**

Dear Dr. Ronaghi:

       We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 2, 2021

Principal stockholders, page 143

1.   Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive power with respect to the shares held by Dynamics Sponsor LLC.

        Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Oliver Smith